IAMGOLD INTERSECTS MINERALIZATION ALONG STRIKE AT MONSTER LAKE, QUEBEC;
PROVIDES RESULTS FROM 2020 EXPLORATION PROGRAM

Toronto, Ontario, August 13, 2020 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced assay results from the 2020 drilling program completed at its Monster Lake joint venture project (IAMGOLD: 75%, TomaGold Corporation1 : 25%), located 50 kilometres southwest of Chibougamau, Quebec, Canada. The Company is reporting the final assay results from 6 drill holes, totaling 2,991 metres, completed as part of the 2020 exploration program.

The assay results are provided in Table 1 below and include the following highlights:

(A drill hole plan map and longitudinal section are attached to this news release.)

Annie Shear Zone system:

   Drill hole ML-20-253: 3.8 metres grading 16.9 g/t gold
    Includes: 1.03 metres grading 7.36 g/t gold
    Includes: 0.80 metres grading 66.50 g/t gold
   Drill hole ML-20-255: 4.0 metres grading 1.89 g/t gold

Big Mama Shear Zone:

   Drill hole ML-20-251: 2.82 metres grading 5.63 g/t gold

Main Shear Zone area:

  Drill hole ML-20-252: 12.3 metres grading 2.09 g/t gold

The Monster Lake joint venture project (on a 100% basis) hosts a Mineral Resource comprising 1,109,700 tonnes of inferred resources averaging 12.14 grams of gold per tonne for 433,300 ounces of contained gold, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 18, 2020), as prepared in accordance with National Instrument 43-101 ("NI 43-101") Standard of Disclosure for Mineral Projects.

The objective of the 2020 drilling program was to test priority areas along the strike of the main Monster Lake structural corridor, which hosts the 325-Megane zone, for additional zones of mineralization with potential to increase total mineral resources on the property. The focus was on testing the Annie Shear Zone extending to the northeast along strike of the 325-Megane zone in an effort to extend the mineralization intersected during 2019. The program was executed in two phases due to the suspension of activities in March 2020, as directed by the Government of Quebec in response to the COVID-19 crisis. The program was subsequently restarted, and completed in June 2020.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "The drilling program continues to intersect the targeted shear zones with further positive results from the Annie area. Our increasing understanding of the complex structural context has highlighted several discrete parallel shear zones hosting mineralization adjacent to the main known structural corridor. These results highlight the potential for the discovery of additional mineralized shoots along the Monster Lake structural corridor. "

1JV Partners include TomaGold Corporation ("TomaGold") at 22.5% and Quinto Resources Inc. ("Quinto") at 2.5%

Next Steps

These drilling results will be incorporated into the structural and deposit models and used to guide the next drilling programs. Ongoing field activities for the summer season includes geological and geochemical surveys. Regional structural studies continue to support exploration targeting.

About the Monster Lake Project

The Monster Lake project is located 50 kilometres southwest of Chibougamau, Quebec, and is underlain by Archean volcanic rocks of the Obatogamau Formation, which are traversed by an important deformation corridor with associated gold-bearing mineralized structures. Exploration to date has traced this prospective structural shear zone system for at least 4 kilometres along strike, along which several gold prospects have been discovered and a Mineral Resource delineated at the 325-Megane Zone.

The Monster Lake Project is held under a joint venture agreement with TomaGold. The Company holds an undivided 75% interest in the property after having fulfilled the terms of its second Earn-In at the end of 2019. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of NI 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory ("ALS") located in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743  Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783  Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Notes:

  Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off.
  True widths of intersections are approximately 60 to 84% of the core interval.
  Assays are reported uncut but high grade sub-intervals are highlighted.